SECURITI[...]ION

05037973

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2005 PROCESSING SECTION WASH, D.C. 213

SEC FILE NUMBER
8-66037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Windward Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place

(No. and Street)

Concord	New Hampshire	03301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Weston **(603) 226-5457**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Weston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

Windward Securities Corporation, as

of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public
ELIZABETH S. NAVARRO, Notary Public
My Commission Expires June 6, 2008

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Windward Securities Corporation
Year Ended December 31, 2004 and for the Period May 28, 2003 (inception) through December 31, 2003

Windward Securities Corporation

Financial Statements and Supplemental Information

Year Ended December 31, 2004 and for the Period May 28, 2003 (inception) through December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Windward Securities Corporation

We have audited the accompanying statements of financial condition of Windward Securities Corporation as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2004 and for the period May 28, 2003 (inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windward Securities Corporation at December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and for the period May 28, 2003 (inception) through December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 18, 2005

Windward Securities Corporation

Statements of Financial Condition

	December 31	
	2004	**2003**
Assets		
Cash and cash equivalents	**$1,564,883**	$957,068
Cash segregated under federal and other regulations	**1,000**	1,000
Receivable from agents, brokers, or dealers	**200**	–
Income taxes receivable from Parent	**4,629**	20,137
Other assets	**181**	763
Total assets	**$1,570,893**	$978,968
Liabilities and stockholder's equity		
Liabilities:		
Due to affiliates	**$ 50,800**	$ 11,266
Other liabilities	**360**	–
Total liabilities	**51,160**	11,266
Stockholder's equity:		
Common stock, par value $1 per share; authorized; 100,000 shares issued and outstanding 50,000 shares	**50,000**	50,000
Additional paid-in capital	**1,950,000**	950,000
Retained earnings	**(480,267)**	(32,298)
Total stockholder's equity	**1,519,733**	967,702
Total liabilities and stockholder's equity	**$1,570,893**	$978,968

See accompanying notes.

Windward Securities Corporation

Statements of Operations

	Year Ended December 31, 2004	For the Period May 28, 2003 (inception) through December 31, 2003
Revenues		
Concession	$ 489	$ –
Fees	775	–
Interest	12,831	4,781
	14,095	4,781
Expenses		
Selling	450	–
General and administrative	654,686	51,543
Taxes, licenses, and fees	48,142	2,927
	703,278	54,470
Loss before federal income taxes	(689,183)	(49,689)
Federal income tax benefit	(241,214)	(17,391)
Net loss	$(447,969)	$(32,298)

See accompanying notes.

Windward Securities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Initial capitalization	$50,000	$950,000	$ –	$1,000,000
Net loss			(32,298)	(32,298)
Balance at December 31, 2003	50,000	950,000	(32,298)	967,702
Capital contribution		**1,000,000**		**1,000,000**
Net loss			**(447,969)**	**(447,969)**
Balance at December 31, 2004	**$50,000**	**$1,950,000**	**$(480,267)**	**$1,519,733**

See accompanying notes.

Windward Securities Corporation

Statements of Cash Flows

	Year Ended December 31, 2004	For the Period May 28, 2003 (inception) through December 31, 2003
Operating activities		
Net loss	**$ (447,969)**	$(32,298)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in cash segregated under federal and other regulations	–	(1,000)
Increase in receivables from agents and brokers or dealers	**(200)**	–
Decrease (increase) in income taxes receivable from Parent	**15,508**	(20,137)
Decrease (increase) in other assets	**582**	(763)
Increase in due to affiliates	**39,534**	11,266
Increase in other liabilities	**360**	–
Net cash used in operating activities	**(392,185)**	(42,932)
Financing activity		
Capital contribution from Parent	**1,000,000**	1,000,000
Net increase in cash and cash equivalents	**607,815**	957,068
Cash and cash equivalents at beginning of period	**957,068**	–
Cash and cash equivalents at end of period	**$1,564,883**	$ 957,068
Supplemental disclosure of cash flow information		
Federal income tax refunds (received from Parent)	**$ 257,675**	$ –

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

Windward Securities Corporation (the Company) is a wholly owned subsidiary of Jefferson Pilot Securities Corporation (Parent). Affiliates of the Company, Jefferson Pilot Life Insurance Company (JPL) and Jefferson Pilot Financial Insurance Company (JPFIC), and its Parent are 100% owned by Jefferson-Pilot Corporation.

Incorporated on May 28, 2003, the Company is a broker-dealer that is registered with the Securities and Exchange Commission and was approved for National Association of Securities Dealers, Inc. (NASD) membership on December 1, 2003. The Company provides various products and services including variable annuities, mutual funds, fee-based advisory services, and brokerage services for stock and bond transactions. The Company's principal markets for these investment vehicles are United States-based investors.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, does not otherwise hold funds or securities, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Principles of Consolidation

All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

Recognition of Revenue and Expense

Concession income and selling expense are recorded as earned. Fee income principally includes registered representative fees.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2004 and 2003, there was no deferred tax asset or deferred tax liability.

2. Cash Segregated Under Federal and Other Regulations

Cash of $1,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. Employee Benefit and Compensation Plans

Substantially all employees of the Company participate in a noncontributory defined benefit pension plan, a contributory defined contribution retirement plan, and post-retirement life insurance and health care plans of Jefferson-Pilot Corporation.

The Pension and Retirement Plans for the employees of Jefferson-Pilot Corporation are funded through group annuity contracts with Jefferson Pilot Life Insurance Company and provide benefits based on annual compensation and years of service. Accumulated plan benefits, plan net assets and net periodic pension costs by component for the Company is not determinable.

3. Employee Benefit and Compensation Plans (continued)

The Company's registered representatives may participate in a deferred compensation plan. The deferred compensation plan is a voluntary, non-qualified plan, allowing registered representatives to defer up to 100% of their securities commissions. Representatives may select from a range of 15 investment options. JPL makes contributions to the plan and records the related income tax effects. The Company reimburses JPL for contributions made to the plan.

Substantially all of the Company's employees are eligible to participate in stock ownership and incentive plans of the Jefferson-Pilot Corporation. The Company's proportionate share of costs related to these stock ownership and incentive plans has been included in General and Administrative.

4. Contingencies

At December 31, 2004, the Company had not been made aware of any pending or threatened lawsuits arising from the normal conduct of its business. The Company maintains insurance coverage as a measure to limit its risk with respect to such lawsuits.

5. Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Other*, requires the Company to disclose information regarding it indemnification agreement with its clearing broker.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004 and 2003, there were no customer balances subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnification.

6. Federal Income Taxes

The Company is included in the consolidated federal income tax return filed by Jefferson-Pilot Corporation. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Jefferson-Pilot Corporation.

The Company's federal income tax provision is computed in accordance with a Tax Sharing Agreement between the Jefferson-Pilot Corporation and its subsidiaries at the statutory rate of 35 percent.

7. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and 15 to 1 in subsequent years. At December 31, 2004 and 2003, the Company had net capital of $1,294,903 and $726,803, which was $1,044,903 and $476,803, respectively, in excess of its required net capital of $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .04 to 1 for 2004 and .02 to 1 for 2003. Aggregate indebtedness, used to compute the Company's net capital, includes reclassifications prescribed by Rule 15c3-1.

8. Transactions with Affiliates

Substantially all general and administrative expenses are allocated to the Company by its Parent in accordance with mutually agreed-upon cost allocation methods which the Company and the Parent believe reflect a proportional allocation of common expenses which are commensurate for the performance of the applicable duties.

Due from affiliates represents payables primarily related to and general and administrative expenses payable.

The Company's registered representatives may participate in a deferred compensation plan offered by JPL.

Supplemental Information

Windward Securities Corporation

Computation of Net Capital Pursuant to Rule 15c3-1

	December 31	
	2004	2003
Computation of net capital		
Total stockholder's equity	$1,519,733	$ 967,702
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 4,830	$ 20,900
Total nonallowable assets	4,830	20,900
Excess fidelity bond deductible	220,000	220,000
Total deductions and haircuts	224,830	240,900
Net Capital	$1,294,903	$ 726,802
Total Aggregate Indebtedness	$ 51,160	$ 11,266
Computation of basic net capital requirement:		
Minimum net capital required		
(12 1/2% of aggregate indebtedness in first year of operation)		
(6 2/3% of aggregate indebtedness subsequent years)	$ 3,410	$ 1,408
Minimum dollar net capital requirement	$ 250,000	$ 250,000
Net capital requirement (greater of above amounts)	$ 250,000	$ 250,000
Excess net capital	$1,044,903	$ 476,802
Excess net capital at 1,000%	$1,289,787	$ 725,675
Ratio of aggregate indebtedness to net capital	.04 to 1	.02 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004 and 2003, Part IIA FOCUS filings.

Windward Securities Corporation

Statement Regarding Rule 15c3-3

December 31, 2004

Windward Securities Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i–ii) of that Rule. All customer transactions are cleared through an unaffiliated broker-dealer on a fully disclosed basis.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Directors
Windward Securities Corporation

In planning and performing our audits of the financial statements and supplemental schedules of Windward Securities Corporation for the year ended December 31, 2004, and for the period May 28, 2003 (inception) through December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 18, 2005